UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 9, 2021

ENVIRONMENTAL IMPACT ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39894	85-1914700
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

535 Madison Avenue New York, NY 10022		10022
(Address of principal executive offices)		(Zip Code)

(212) 389-8109

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	ENVIU	The NASDAQ Stock Market LLC
Class A Common Stock, par value $0.0001 per share	ENVI	The NASDAQ Stock Market LLC
Warrants, each exercisable for one share Class A Common Stock for $11.50 per share	ENVIW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Business Combination Agreement

On August 9, 2021, Environmental Impact Acquisition Corp., a Delaware corporation (“ENVI”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among ENVI, Honey Bee Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of ENVI (“ENVI Merger Sub”), and GreenLight Biosciences, Inc., a Delaware corporation (“GreenLight”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.” Capitalized terms used in this Report but not otherwise defined in this Report have the meanings assigned to them in the Business Combination Agreement.

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of ENVI, ENVI Merger Sub and GreenLight.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions on the closing date (collectively, the “Business Combination”):

•

The stockholders of GreenLight that have agreed to participate in the transaction will exchange (the “Exchange”) their interests in GreenLight for shares of common stock, par value $0.0001 per share, of ENVI (the “ENVI Class A Common Stock”);

•

ENVI Merger Sub will merge with and into GreenLight (the “Merger”), with GreenLight as the surviving company (the “Surviving Company”) in the merger and, after giving effect to such merger, becoming a wholly owned subsidiary of ENVI;

•

In connection with the Merger, each issued and outstanding share of capital stock of GreenLight (other than treasury stock and any dissenting shares) (a “Company Share”) will be converted into a number of shares of ENVI Class A Common Stock equal to the product of (x) the conversion ratio applicable to such Company Share multiplied by (y) the quotient obtained by dividing (a) 120,000,000, by (b) the number of Fully-Diluted Shares (as defined in the Business Combination Agreement) (such ratio, the “Exchange Ratio”);

•

Each option to purchase shares of capital stock of GreenLight (“GreenLight Option”) that is outstanding and unexercised immediately prior to the effective time of the Merger shall be converted into an option issued under the ENVI incentive equity plan to purchase a number of common shares of ENVI (each, a “Rollover Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of Company Shares subject to such GreenLight Option immediately prior to the effective time of the Merger, multiplied by (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (i) the exercise price per share of such GreenLight Option immediately prior to the effective time of the Merger divided by (ii) the Exchange Ratio. Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding GreenLight Option immediately prior to the effective time of the Merger, except (I) as specifically provided above, or (II) as to (1) terms rendered inoperative by reason of the transactions contemplated by the Business Combination Agreement (including any anti-dilution or other similar provisions that may have adjusted or may adjust the number of underlying shares that are subject to any such option until the effective time of the Merger), or (2) such other immaterial administrative or ministerial changes as the ENVI board of directors (or the compensation committee of the ENVI board of directors) may determine in good faith are appropriate to effectuate the administration of the Rollover Options;

•

Shares of ENVI Class A Common Stock issued in respect of shares of Greenlight common stock that are subject to vesting or forfeiture (“Greenlight Restricted Shares”), shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Greenlight Restricted Share immediately prior to the effective time of the Merger; and

•

Each warrant of GreenLight (“GreenLight Warrant”), to the extent outstanding and unexercised, shall automatically, without any action of any party or any other person (including the holder thereof), be assumed by GreenLight and converted into a warrant to acquire shares of ENVI Class A Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of common shares of GreenLight (on an as converted basis) subject to such GreenLight Warrant immediately prior to the effective time of the Merger, multiplied by (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (i) the exercise price per share of such GreenLight Warrant immediately prior to the effective time of the Merger, divided by (ii) the Exchange Ratio.

Business Combination Consideration

In accordance with the terms of the Business Combination Agreement, the aggregate consideration to be delivered to the GreenLight equity holders in connection with the transaction contemplated under the Business Combination Agreement will be 120,000,000 shares of ENVI Class A Common Stock, including any shares issuable upon exercise of the Rollover Options and the Assumed Warrants.

Representations and Warranties; Covenants

Under the Business Combination Agreement, the parties to the agreement made customary representations and warranties for transactions of this type. The representations and warranties made under the Business Combination Agreement will not survive the closing of the Merger. In addition, the parties to the Business Combination Agreement made covenants that are customary for transactions of this type, including maintaining exclusivity. Each party has agreed, not to, and will use their commercially reasonable efforts to cause their affiliates and the other representatives not to, directly or indirectly: (i) solicit, initiate, knowingly induce, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or could reasonably be expected to lead to, an alternative acquisition proposal of such party; (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, an alternative acquisition proposal of such party; (iii) enter into any arrangement or understanding regarding an alternative acquisition proposal of such party; (iv) make any filings or submissions with the SEC in connection with any offering of any equity securities, or other securities, of such party, other than any such filings or submissions required or otherwise expressly contemplated by this Agreement; or (v) otherwise cooperate in any way with, or assist or participate in any negotiations or discussions with, any person in connection any alternative acquisition proposal of such party or a transaction of the type in clause (iv).

Conditions to Each Party’s Obligations

Consummation of the transactions contemplated by the Business Combination Agreement is subject to customary conditions of the respective parties, and conditions customary to special purpose acquisition companies, relating to, among other things, restrictions on parties’ actions between the signing and closing of the transaction, the parties using commercially reasonable efforts to do what is necessary to complete the transactions contemplated by the Business Combination Agreement, maintaining confidentiality, issuing press releases and/or making public announcements, preparing the registration statement and proxy statement, fulfilling certain tax obligations, and providing various indemnification (and/or insurance) obligations.

In addition, consummation of the transactions contemplated by the Business Combination Agreement is subject to other closing conditions, including, among others: (i) there will have been no Company Material Adverse Effect (as defined in the Business Combination Agreement); (ii) the Aggregate Transaction Proceeds will be equal to or greater than $105,000,000; (iii) stockholder approval of both GreenLight and ENVI will have been obtained; and (iv) ENVI will have at least $5,000,001 of net tangible assets after giving effect to the transactions contemplated by the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the closing of the Business Combination, including (i) by either party, if the closing of the Business Combination has not occurred on or prior to 11:59 P.M. Eastern time on February 10, 2022, unless the breach of any covenant or obligation under the Business Combination Agreement or any ancillary agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement on or before such date, and (ii) by either party, if ENVI’s stockholders do not approve the Business Combination at a meeting of ENVI’s stockholders. If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except in the case of willful breach or actual fraud.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that these schedules contain information that is material to an investment decision.

Sponsor Letter Agreement

Concurrent with the execution of the Business Combination Agreement, CG Investments Inc. VI, a Canadian corporation (“ENVI Sponsor”), HB Strategies LLC, a Delaware limited liability company (“HB Strategies”), and the other holders of Class B Common Stock, par value $0.0001 per share, of ENVI (“Class B Common Stock”), entered into a Sponsor Letter Agreement (the “Sponsor Letter Agreement”) with ENVI and GreenLight, pursuant to which, among other things, (a) each of ENVI Sponsor, HB Strategies and the other holders of Class B Common Stock agreed to vote in favor of the each of the transactions contemplated in the Business Combination Agreement, and (b) if more than 25% of the issued and outstanding shares of ENVI Class A Common Stock (as of the date of the Sponsor Letter Agreement) elect to redeem their shares in accordance with the redemption procedures under ENVI’s amended and restated certificate of incorporation, ENVI Sponsor and HB Strategies agreed to forfeit an aggregate number of warrants equal to 25% of the Company’s outstanding private placement warrants.

A copy of the Sponsor Letter Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference thereto.

Private Placement

Concurrently with the execution of the Business Combination Agreement, ENVI entered into Subscription Agreements with certain investors (collectively, the “Private Placement Investors”) pursuant to which, among other things, such investors agreed to subscribe for and purchase and ENVI agreed to issue and sell to such investors, an aggregate of 10,525,000 ENVI Class A Shares (the “Private Placement Shares”), at a purchase price of $10.00 per share (the “Private Placement”). The closing of the Private Placement is contingent upon, among other things, the substantially concurrent consummation of the Business Combination and related transactions.

In connection with the Private Placement, ENVI will grant the Private Placement Investors certain customary registration rights. The Private Placement Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder without any form of general solicitation or general advertising.

The form of Subscription Agreement is attached as Exhibit 10.2 hereto and is incorporated herein by reference, and the foregoing description of the Subscription Agreement is qualified in its entirety by reference thereto.

Registration Rights and Transfer Restrictions

Concurrently with the execution of the Business Combination Agreement, ENVI entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with certain stockholders of GreenLight, ENVI Sponsor, HB Strategies and the other holders of Class B Common Stock, pursuant to which ENVI agreed, following the consummation of the Merger, to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of common stock of the Company, as well as other equity securities that are held by the parties thereto from time to time.

Additionally, the Investor Rights Agreements and the Bylaws that will be effective following the consummation of the Business Combination, contain certain restrictions on transfer with respect to the ENVI Class A Common Stock received as consideration for the Merger. Such restrictions begin at the consummation of the Business Combination and end at the date that is 180 days after the consummation of the Business Combination (the “Lock-Up Period”), except that the Lock-Up Period may shorten to 120 days if, following the consummation of the Business Combination, the last sale price of the ENVI Class A Common Stock equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period.

A copy of the Investor Rights Agreement is filed with this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference, and the foregoing description of the Investor Rights Agreement is qualified in its entirety by reference thereto.

Transaction Support Agreement

Concurrently with the execution of the Business Combination Agreement, ENVI entered into Transaction Support Agreement (the “Transaction Support Agreement”) with certain stockholders of GreenLight (the “Supporting Stockholders”). Under the Transaction Support Agreements, the Supporting Stockholders agreed, within five business days following the declaration by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that the proxy statement / prospectus relating to the approval by the ENVI stockholders of the transactions contemplated in the Business Combination Agreement is effective, to execute and deliver a written consent with respect to the outstanding Company Shares held by the Supporting Stockholder adopting the Business Combination Agreement and related transactions and approving the Merger. The Company Shares owned by the Supporting Stockholders represent a majority of the outstanding voting power (on a converted basis) of GreenLight.

The form of the Transaction Support Agreement is attached as Exhibit 10.4 hereto and is incorporated herein by reference, and the foregoing description of the Transaction Support Agreement is qualified in its entirety by reference thereto.

The Sponsor Letter Agreement, Subscription Agreements, Investor Rights Agreement and Transaction Support Agreements have been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about ENVI or its affiliates. The representations, warranties, covenants and agreements contained in the Sponsor Letter Agreement, Subscription Agreements, Investor Rights Agreement and Transaction Support Agreements may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Sponsor Letter Agreement, Subscription Agreements, Investor Rights Agreement or Transaction Support Agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Sponsor Letter Agreement, Subscription Agreements, Investor Rights Agreement or Transaction Support Agreements and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Sponsor Letter Agreement, Subscription Agreements, Investor Rights Agreement or Transaction Support Agreements, as applicable, which subsequent information may or may not be fully reflected in ENVI’s public disclosures.

Item 7.01	Regulation FD Disclosure.

On August 10, 2021, ENVI issued a press release announcing the execution of the Business Combination Agreement and the Private Placement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that ENVI has prepared for use in connection with the Private Placement, dated August 9, 2021.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

This current report relates to a proposed transaction between GreenLight Biosciences, Inc. and Environmental Impact Acquisition Corp. This press release does not constitute either (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (b) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ENVI intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of ENVI, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all ENVI shareholders after the registration statement is declared effective by the SEC. ENVI also will file other documents regarding the proposed transaction with the SEC. This current report does not contain all of the information that will be contained in the proxy statement/prospectus or other documents filed with the SEC. Before making any voting decision, investors and security holders of ENVI are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ENVI through the website maintained by the SEC at www.sec.gov or by sending a written request to ENVI at: ENVI.Inquiries@cgf.com.

Participants in the Solicitation

ENVI, GreenLight and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ENVI’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of ENVI’s directors and officers in ENVI’s filings with the SEC, including ENVI’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 26, 2021, and such information and names of GreenLight’s directors and executive officers will also be in the Registration Statement on Form S-4 to be filed with the SEC by ENVI, which will include the proxy statement of ENVI for the Merger.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between ENVI, GreenLight and Honey Bee Merger Sub, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of ENVI’s securities; the failure to satisfy the conditions to the consummation of the transaction, including the approval of the business combination agreement by the stockholders of ENVI, the satisfaction of the minimum cash amount held by ENVI following any redemptions by its public stockholders and the receipt of certain governmental and regulatory approvals; potential changes to the proposed structure of the business combination that may be required or appropriate to achieve the intended tax treatment or to satisfy other legal or regulatory requirements; the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; the potential inability to complete the PIPE transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the potential inability to maintain the listing of ENVI’s securities with the Nasdaq Stock Market, Inc.; the outcome of any legal proceedings that may be instituted against GreenLight or ENVI related to the business combination agreement or the proposed transaction; unanticipated costs related to the transaction and the potential failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; potential exercise of appraisal rights by some GreenLight stockholders, which may reduce available cash; the effect of the announcement or pendency of the transaction on GreenLight’s business relationships, operating results, and business generally; risks that the proposed transaction disrupts current plans and operations of GreenLight; the need to obtain regulatory approval for GreenLight’s product candidates; the risk that clinical trials will not demonstrate that GreenLight’s therapeutic product candidates are safe and effective; the risk that GreenLight’s product candidates will have adverse side effects or other unintended consequences, which could impair their marketability; the risk that GreenLight’s product candidates do not satisfy other legal and regulatory requirements for marketability in one or more jurisdictions; the risks of enhanced regulatory scrutiny of mRNA solutions; the potential inability to achieve GreenLight’s goals regarding scalability and affordability of its product candidates; the anticipated need for additional capital to achieve GreenLight’s business goals; changes in the industries in which GreenLight operates; changes in laws and regulations affecting the business of GreenLight; and the potential inability to implement or achieve business plans, forecasts, and other expectations after the completion of the proposed transaction. The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 discussed above and other documents filed by ENVI from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ENVI and GreenLight assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither ENVI nor GreenLight gives any assurance that GreenLight or ENVI, or the combined company, will achieve any result described in any forward-looking statement.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†	Business Combination Agreement, dated as of August 9, 2021, by and among Environmental Impact Acquisition Corp., Honey Bee Merger Sub, Inc. and GreenLight Biosciences, Inc.

10.1	Sponsor Letter Agreement, dated as of August 9, 2021, by and between CG Investments Inc. VI, HB Strategies LLC, and the other holders of Class B Common Stock.

10.2	Form of Subscription Agreement.

10.3	Investor Rights Agreement, dated as of August 9, 2021, by and among Environmental Impact Acquisition Corp. and the other parties identified as a “Holder” on the signature pages thereto.

10.4	Form of Transaction Support Agreement.

99.1	Press Release, dated August 10, 2021.

99.2	Investor Presentation, dated August 9, 2021.

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVIRONMENTAL IMPACT ACQUISITION CORP.

Date: August 10, 2021	By:	/s/ Daniel Coyne
Name: Daniel Coyne
Title: Chief Executive Officer